Exhibit 21.01

Schedule of Subsidiaries

FX Energy, Inc. (Nevada)

FX Drilling Company, Inc. (Nevada)

FX Producing Company, Inc. (Nevada)

Frontier Exploration Company (Utah)

FX Energy Netherlands Partnership C.V. (Netherlands)

FX Energy Netherlands B.V. (Netherlands)

FX Energy Poland Spolka Z Ograniczona Odpowiedzialnoscia (Poland)

FX Energy Poland Sp. Z O.O. I Wspolnicy (Pomerania) Spolka Jawna (Poland)

Warmia Petroleum, Sp. zo.o.

Karpaty Petroleum, Sp. z o.o.

Sudety Mining Sp. z o.o.